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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                              Post Properties, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, $.01 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   737464107
                             ----------------------
                                 (CUSIP Number)

                                December 31, 2002
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [X] Rule 13d-1(b)
     [_] Rule 13d-1(c)
     [_] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO. 737464107                   13G                     Page 2 of 8 pages
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 1.   NAMES OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

                 Security Capital Group Incorporated
--------------------------------------------------------------------------------
 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [_]
                                                                (b) [_]
--------------------------------------------------------------------------------
 3.   SEC USE ONLY

--------------------------------------------------------------------------------
 4.   CITIZENSHIP OR PLACE OF ORGANIZATION

            Maryland
--------------------------------------------------------------------------------
                     5.   SOLE VOTING POWER

                              -0- Shares
   NUMBER OF       -------------------------------------------------------------
    SHARES           6.   SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY                   -0- Shares of Common Stock
     EACH          -------------------------------------------------------------
  REPORTING          7.   SOLE DISPOSITIVE POWER
    PERSON
     WITH                     -0- Shares
                   -------------------------------------------------------------
                     8.   SHARED DISPOSITIVE POWER

                              -0- Shares of Common Stock
--------------------------------------------------------------------------------
 9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            -0- Shares of Common Stock
--------------------------------------------------------------------------------
10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                    [_]
--------------------------------------------------------------------------------
11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                   0% of the Shares of Common Stock
--------------------------------------------------------------------------------
12.   TYPE OF REPORTING PERSON*

                   HC
--------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP NO. 737464107                   13G                     Page 3 of 8 pages
--------------------------------------------------------------------------------
 1.   NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

                 Security Capital Research & Management Incorporated
--------------------------------------------------------------------------------
 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [_]
                                                                (b) [_]
--------------------------------------------------------------------------------
 3.   SEC USE ONLY

--------------------------------------------------------------------------------
 4.   CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------------------------------------------------------------------
                     5.   SOLE VOTING POWER

                              -0- Shares
   NUMBER OF       -------------------------------------------------------------
    SHARES           6.   SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY                   7,805 Shares of Common Stock
     EACH          -------------------------------------------------------------
  REPORTING          7.   SOLE DISPOSITIVE POWER
    PERSON
     WITH                     -0- Shares
                   -------------------------------------------------------------
                     8.   SHARED DISPOSITIVE POWER

                              7,805 Shares of Common Stock
--------------------------------------------------------------------------------
 9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            7,805 Shares of Common Stock
--------------------------------------------------------------------------------
10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                      [_]
--------------------------------------------------------------------------------
11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                   0.02% of the Shares of Common Stock
--------------------------------------------------------------------------------
12.   TYPE OF REPORTING PERSON*

                   IA
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

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Item 1(a).      Name of Issuer:

                Post Properties, Inc.

     (b).       Address of Issuer's Principal Executive Offices:

                4401 Northside Parkway, Suite 800, Atlanta, Georgia 30327-3057

Item 2(a).      Name of Person Filing:

                Security Capital Research & Management Incorporated, a corporation organized and existing under the laws of Delaware ("SCR&M").

     (b).       Address of Principal Business Office or, if None, Residence:

                11 South LaSalle Street, 2nd Floor, Chicago, Illinois 60603

     (c).       Citizenship:

                Delaware

     (d). Title of Class of Securities:

                Common Stock, $.01 par value per share

     (e). CUSIP Number:

                737464107

Item 3.   If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or
          (c), check whether the person filing is a:

                (a) [_] Broker or dealer registered under Section 15 of the
                        Exchange Act;
                (b) [_] Bank as defined in Section 3(a)(6) of the Exchange Act;
                (c) [_] Insurance company as defined in Section 3(a)(19) of the
                        Exchange Act;
                (d) [_] Investment company registered under Section 8 of the
                        Investment Company Act;
                (e) [X] An investment adviser in accordance with Rule 13d-1(b)
                        (1)(ii)(E);
                (f) [_] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
                (g) [_] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
                (h) [_] A savings association as defined in Section 3(b) of the
                        Federal Deposit Insurance Act;
                (i) [_] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
                (j) [_] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

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Item 4.   Ownership.

     (a). Amount Beneficially Owned:

                 SCR&M beneficially owns 7,805 shares of Common Stock.

     (b). Percent of Class:

                 0.02% of the Common Stock determined in accordance with the provisions of Rule 13d-1 promulgated under the Act.

     (c). Number of shares as to which such person has:

                 (i).   Sole power to vote or to direct the vote:

                        None.

                 (ii).  Shared power to vote or to direct the vote:

                        SCR&M has shared power to vote or direct the vote of 7,805 shares of Common Stock.

                 (iii). Sole power to dispose or to direct the disposition of:

                        None.

                 (iv).  Shared power to dispose or to direct the disposition of:

                        SCR&M has shared power to dispose or to direct the disposition of 7,805 shares of Common Stock.

Item 5.   Ownership of Five Percent or Less of a Class.

                 [X]
                 Security Capital Group Incorporated ("SCGI") previously filed as part of this Schedule 13G by virtue of its position as the parent of SCR&M. SCGI is no longer the parent corporation of SCR&M and no longer beneficially owns any of the shares of Common Stock reported on this Schedule 13G.

                 SCR&M has ceased to be the beneficial owner of more than five percent of the Common Stock.

Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

                 Various persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock. No one person's interest in the Common Stock is more than five percent of the total outstanding Common Stock.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

                 Not applicable.

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Item 8.  Identification and Classification of Members of the Group.

             Not applicable.

Item 9.  Notice of Dissolution of a Group.

             Not applicable.

Item 10. Certification.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2003

                                            SECURITY CAPITAL GROUP INCORPORATED


                                            By:    /s/ Jeffrey A. Klopf
                                                   ----------------------------
                                            Name:  Jeffrey A. Klopf
                                            Title: Senior Vice President

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Date: February 13, 2003

                                          SECURITY CAPITAL RESEARCH & MANAGEMENT
                                          INCORPORATED


                                          By:    /s/ David T. Novick
                                                 -------------------------------
                                          Name:  David T. Novick
                                          Title: General Counsel